Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 9 DATED FEBRUARY 14, 2018

TO THE PROSPECTUS DATED MARCH 23, 2017

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated March 23, 2017, as supplemented by Supplement No. 7 dated January 8, 2018 and Supplement No. 8 dated February 6, 2018. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering;

•	the declaration of distributions;

•	our net asset value as of December 31, 2017 for our Class A Shares, Class T Shares and Class I Shares; and

•	the new offering prices of our Class A Shares, Class T Shares and Class I Shares.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of February 12, 2018, we had issued 1,110,263 shares of our common stock (consisting of 601,901 Class A Shares, 328,045 Class T Shares and 180,317 Class I Shares) in our offering for gross proceeds of approximately $28.5 million. As of February 12, 2018, $1.22 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on March 23, 2019, unless extended by our board of directors as permitted under applicable law and regulations.

Declaration of Distributions

On February 14, 2018, our board of directors authorized, and we declared, distributions for the period from February 15, 2018 to May 14, 2018, in an amount equal to $0.004253787 per day per share (or approximately $1.55 on an annual basis). Distributions will be payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month. We expect to declare distributions for the period from May 15, 2018 to August 14, 2018 on May 14, 2018 in connection with the publication of our estimated net asset value.

Net Asset Value

On February 14, 2018 our board of directors approved an estimated net asset value as of December 31, 2017 of $24.95 per share for Class A Shares and Class I Shares and $24.93 per share for Class T Shares. The calculation of our estimated net asset value was performed by Robert A. Stanger & Co., Inc., our independent valuation firm, in accordance with the procedures described in the “Net Asset Value Calculation and Valuation Procedures” section of our prospectus. Although our independent valuation firm performs the calculation of our estimated net asset value, our board of directors is solely responsible for the determination of our estimated net asset value.

The determination of NAV involves a number of assumptions and judgments, including estimates of the Advisor’s interest in disposition proceeds (if any). These assumptions and judgments may prove to be inaccurate. There can be no assurance that a stockholder would realize $24.95 per share of Class A and I common stock or $24.93 for Class T common stock if the Company were to liquidate or engage in another type of liquidity event today. In particular, the Company’s December 31, 2017 NAV is not based on a full appraisal of the fair market value of the Company’s real estate portfolio at that date and does not consider fees or expenses that may be incurred in providing a liquidity event. We believe the methodology of determining the Company’s NAV conforms to the Investment Program Association’s Practice Guideline for Valuations of Publicly Registered Non-Listed REITs (April 2013) and is prepared in accordance with the procedure described in the “Net Asset Value Calculation and Valuation Procedures” section of the Company’s prospectus. In addition, the Company’s board of directors periodically reviews the Company’s NAV policies and procedures.

The purchase price per share for each class of the Company’s common stock will generally equal the prior quarter’s NAV per share, as determined quarterly, plus applicable selling commissions and dealer manager fees. The NAV for each class of shares is based on the value of the Company’s assets and the deduction of any liabilities, and any distribution fees applicable to such class of shares.

The following table provides a breakdown of the major components of the Company’s NAV:

Components of NAV	December 31, 2017
Investment in real estate	$7,936,508
Investment in real estate-related assets	12,405,236
Cash and cash equivalents	7,657,025
Other assets	267,755
Debt obligations	(4,525,211)
Due to related parties	(1,607,002)
Accounts payable and other liabilities	(402,024)
Distribution fee payable the following month(1)	(4,396)
Sponsor Support repayment / special unit holder interest in liquidation	—

Net Asset Value	$21,727,891

Number of outstanding shares	870,904

Note:

(1)	Distribution fee only relates to Class T Shares.

NAV Per Share	Class A Shares	Class T Shares	Class I Shares	Total
Total Gross Assets at Fair Value	$15,545,251	$7,323,881	$5,397,392	$28,266,524
Distribution fees due and payable	—	(4,396)	—	(4,396)
Debt obligations	(2,488,652)	(1,172,486)	(864,073)	(4,525,211)
Due to related parties	(883,775)	(416,376)	(306,851)	(1,607,002)
Accounts payable and other liabilities	(221,094)	(104,165)	(76,765)	(402,024)

Quarterly NAV	$11,951,730	$5,626,458	$4,149,703	$21,727,891
Number of outstanding shares	478,956	225,652	166,296	870,904

NAV per share	$24.95	$24.93	$24.95

The following table reconciles stockholders’ equity per the Company’s consolidated balance sheet to the Company’s NAV:

Reconciliation of Stockholders’ Equity to NAV	December 31, 2017
Stockholders’ equity under U.S. GAAP	$18,987,993
Adjustments:
Unrealized appreciation of real estate-related assets	2,360,099
Organization and offering costs	223,014
Acquisition costs	(68,855)
Deferred financing costs	(81,936)
Accrued distribution fee(1)	216,041
Accumulated depreciation and amortization	116,746
Fair value adjustment of debt obligations	(25,211)

NAV	$21,727,891

Note:

(1)	Accrued distribution fee only relates to Class T Shares.

The following details the adjustments to reconcile GAAP stockholders’ equity to the Company’s NAV:

Unrealized appreciation of real estate-related assets

Our investments in real estate-related assets are presented at historical cost, including acquisition costs, in our GAAP consolidated financial statements. As such, any increases in the fair market value of our investments in real estate are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate are recorded at fair value.

Organization and offering costs

Our advisor has agreed to pay the Initial O&O costs on our behalf through May 18, 2018, the Escrow Break Anniversary. Such costs will be reimbursed to our advisor, ratably, by us, over 36 months beginning on May 19, 2018, subject to a maximum of 1% of gross offering proceeds of the IPO. Under U.S. GAAP, our reimbursement liability pertaining to the Initial O&O costs is recorded as Due to related parties in our consolidated balance sheet. For NAV, such costs will be recognized as a reduction in NAV as they are reimbursed.

Acquisition costs

We capitalize acquisition costs incurred with the acquisition of its investment in real estate in accordance with GAAP. Such acquisition costs are not included in the value of real estate investments for purposes of determining NAV.

Deferred financing costs

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan in accordance with GAAP. Such deferred financing costs are not included in the value of debt for purposes of determining NAV.

Accrued distribution fee

Accrued distribution fee represents the accrual for the full cost of the distribution fee for Class T Shares. Under U.S. GAAP we accrued the full cost of the distribution fee as an offering cost at the time it sells the Class T Shares. For purposes of NAV we recognize the distribution fee as a reduction of NAV on a quarterly basis as such fee is paid.

Accumulated depreciation and amortization

We depreciate our investments in real estate and amortizes certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not considered for purposes of determining NAV.

Fair value adjustment of debt obligations

Our debt obligations are presented at historical cost in our GAAP consolidated financial statements. As such, any increases in the fair value of our debt obligations are not included in our GAAP results. For purposes of determining our NAV, our debt obligations are presented at fair value.

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our December 31, 2017 NAV for a change in the going-in capitalization rate used in the DST Properties Appraisal together with a 5% change in the discount rates used to value our long-term debt and the DST Properties Mortgage Debt:

Sensitivity Analysis	Range of NAV (Class A & I)			Range of NAV (Class T)
	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$22.98	$24.95	$26.93	$22.96	$24.93	$26.91
Capitalization Rate — DST Properties	5.78%	5.50%	5.23%	5.78%	5.50%	5.23%
Discount Rate — Long-Term Debt	4.31%	4.10%	3.90%	4.31%	4.10%	3.90%
Discount Rate — DST Properties Mortgage Debt	4.78%	4.55%	4.32%	4.78%	4.55%	4.32%

Offering Prices

On February 14, 2018, our board of directors approved new offering prices for our Class A Shares, Class T Shares and Class I Shares. The offering prices in connection with our primary offering are equal to the estimated net asset value for such class of common stock plus applicable upfront selling commissions and dealer manager fees, less applicable support from our sponsor of a portion of selling commissions and dealer manager fees. The offering prices in connection with our DRP are equal to the estimated net asset value for such class of common stock. These new offering prices will be effective commencing on February 22, 2018, five business days after the date hereof. We will not accept any subscription agreements during the five business day period commencing on February 14, 2018. We will commence accepting subscription agreements again on February 22, 2018. See the “How To Subscribe” section of our prospectus for additional information.

The offering prices in our primary offering are set forth below:

	Offering Price
Class A Shares	$26.26	*
Class T Shares	$25.44	*
Class I Shares	$24.95

*	These amounts have been rounded to the nearest whole cent and the actual per share offering price for the Class A Shares and Class T Shares are $26.2632 and $25.4388, respectively.